ANNUAL
                                                       REPORT
                                                       2002









                                                           SYNERGX SYSTEMS INC.
                                                           SYNERGX SYSTEMS INC.
                                                           SYNERGX SYSTEMS INC.
                                                           SYNERGX SYSTEMS INC.
                                                           SYNERGX SYSTEMS INC.
                                                           SYNERGX SYSTEMS INC.
                                                           SYNERGX SYSTEMS INC.

To the Stockholders of Synergx Systems Inc.


Enclosed please find the Annual Report to Stockholders of Synergx Systems Inc. for the fiscal year ended September 30, 2002 and the proxy materials related to our upcoming Annual Meeting of Stockholders scheduled for March 26, 2003. We invite all of you to attend the meeting where we will consider proposals to elect our Board of Directors, re-appoint our independent auditors and approve two investments in the technology field.

During 2002, our earnings improved from a serious loss in our first quarter (effect of Sept. 11th) to a slight profit in the third quarter and a strong profit in the fourth quarter. This improvement was the direct result of getting authorization to ship stalled projects from our existing order position and from our product and marketing diversification over the last several years. Our first quarter of 2003 started off with a small profit. In addition we also increased our order position from a low of $7.8million at September 30, 2001 to $12,1 million at September 30, 2002 and $14 million as of the date of this letter.

As set forth in the enclosed proxy materials, we are soliciting stockholder approval to proceed with two investments; one involves investing equity and providing loans to a Canadian R&D company which has developed exciting wireless technology based on the BlackBerry(TM) handheld device with applications in several of our product lines. The other involves a provider of software to the independent international investment counseling, portfolio management and brokerage community.

On behalf of all of our employees, officers and the Board, we would like to thank you for your support in the past and your continued investment in Synergx.

Very truly yours,



Daniel S. Tamkin                    Joseph Vitale
Chairman and CEO                    President and COO

           MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION.

 LIQUIDITY AND CAPITAL RESOURCES

     The Company has a $3 million credit facility with Citizens Business Credit of Boston (the "Credit Facility") that expires in December, 2004. The Credit Facility has an interest rate of prime plus 1/4% on outstanding balances. Advances under the Credit Facility are measured against a borrowing base calculated on eligible receivables and inventory. The Credit Facility is secured by all assets of the Company and all of its operating subsidiaries.

     The Credit Facility includes various covenants, which among other things, impose limitations on declaring or paying dividends, acquisitions and capital expenditures. The Company is also required to maintain certain financial ratios. Citizens Business Credit of Boston has modified the requirements for one of these ratios for the fiscal year 2002. At September 30, 2002, the Company was not in default with any of its financial covenants as a result of this modification and at such time owed $848,000 under the Credit Facility.

     Net cash provided by operations for the twelve months ended September 30, 2002 amounted to $312,000 as compared to $630,000 for the comparable prior period. The primary reason for the lower amount of cash being provided by operations was due to a decrease of $1,226,000 in profit before taxes (a $493,000 loss in 2002 versus a $733,000 profit in 2001). Offsetting this outflow from the loss was $1.3 million reduction of accounts receivable, which was used to increase inventory and reduce accounts payable and accrued expenses. In 2002, the $312,000 cash from operations along with $238,000 of proceeds from the sale of 170,000 units (comprising one share of common stock and a warrant for one additional share of common stock) was primarily used to reduce borrowings under the Company's Credit Facility to the $848,000 level. In 2001, the $630,000 cash from operations was primarily used to pay off borrowing under a Note Payable to Mirtronics by $243,000 and reduce borrowings under the Company's Credit Facility to a level of $1,310,000. The Company anticipates continuation of the negotiation of certain terms with its customers prior to the beginning of a project, the monitoring of its terms during a project and completing projects in timely fashion, resulting in faster final payments. It is the intention of the Company to closely monitor this program throughout fiscal 2002.

     The ratio of the Company's current assets to current liabilities improved to approximately 2.60 to 1 at September 30, 2002 compared to 2.45 at September 30, 2001.

     Synergx's terms of sale are net 30 days. However, the normal receivable collection period is 60-120 days, exclusive of retainage, because certain governmental regulations and the Company's frequent status as a subcontractor (entitled to pro rata payments as the general project is completed) extends the normal collection period. Synergx believes this is a standard industry practice. Synergx's receivable experience is consistent with the industry as a whole and will likely continue. This could be considered an area of risk and concern. However, due to the proprietary nature of Synergx's systems, many projects require Synergx's cooperation to secure a certificate of occupancy and/or to activate/operate a life safety system, thus assisting Synergx's collection of a significant portion or even total payment, even when Synergx's immediate account debtor's (contractor) creditors have seized a project.

RESULTS OF OPERATIONS

Revenues and Gross Profit
                                         For the years ended September 30,
                                            2002                  2001
                                                   (In thousands)
Product Sales                              $10,672               $14,073
Subcontract Sales                            1,763                 1,505
Service Revenue                              4,508                 4,349
                                            -------             --------
       Total Revenue                       $16,943               $19,927

Product Gross Margin                      $  3,484              $  4,782
Subcontract Gross Margin                       307                   286
Service Gross Margin                         1,328                 1,213
                                           -------              --------
        Total Gross Margin                $  5,119              $  6,281

Gross Profit Product %                          33%                   34%
Gross Profit Subcontractor %                    17%                   19%
Gross Profit Service %                          29%                   28%
         Total Gross Profit %                   30%                   32%

Revenues

     The 24% decrease in product revenue was caused by a general slowdown in economic activity in the Company's principal markets, New York City and Dallas. In addition, the events of September 11th delayed work on several projects involving New York City Transit Authority and caused indefinite postponement of projects at existing customer facilities.

     Subcontract revenue increased in 2002 as the Company, acting as prime contractor, was responsible for electrical installation on several large fire alarm projects in 2002.

     Service revenues increased 4% in 2001 to $4,508,000. This increase in service revenues resulted from higher call-in maintenance service on fire systems (replacement parts and service required by buildings affected by contamination from the events of September 11th) and from increased revenues related to security systems.


Gross Profit

     Gross profit from product revenues decreased 27% to $3,484,000 as a result of the 24% decline in product sales. Gross profit margin as a percentage of product revenues was only 33% in 2002 compared to 34% in 2001. This decrease in gross profit percentage was due to the relative fixed nature of certain overhead costs which could not be reduced in line with the decline in sales.

     Gross profit from subcontract revenues increased in absolute terms as the Company was responsible for performance of electrical installation
(subcontracted to outside electrical contractors) on two large fire alarm projects in 2002. However, the gross profit margin was lower during 2002 as one project was contracted for sale at a lower than normal mark up.

     Gross profit and gross profit margin (percentage) on service revenues increased due to higher call-in maintenance service which resulted in better utilization of labor costs.

Selling, General and Administrative Expenses

     Selling, General and Administrative Expenses ("S G &A") increased by 2% in 2002 over 2001 primarily as a result of the Company's continued expansion of its marketing programs for new products. During 2002 additional staffing was made to address the markets for audio/visual and security products. During 2001 the Company increased staffing in the railcar transit communication group as it addressed a marketing opportunity for future business over the next 2 to 5 years. However, S G & A expenses as a percentage of sales increased 6% to 32% in 2002 due to the relative fixed nature of these costs, given the Company's decision to staff for sales of new products in future years.

Income Before Tax

     During 2002 the Company's operations resulted in a loss before income tax of $493,000 compared to income before income taxes of $733,000 in 2001. This decline in income was primarily due to the loss of gross margin due to the $3.4 million or 24% decline in product revenues caused by the general slowdown in economic activity and delays and postponements in certain projects caused by the events of September 11th. Also contributing to the decline in operating income was the 2% increase in selling, general and administrative expenses to support higher product sales and expand product territory. Partially offsetting the increase in SG&A was a $57,000 reduction in interest costs primarily due to lower interest rates in 2002.


Tax Provisions

     The Company's current income tax provision represents Federal, state and local income taxes. The Company intends to file for a net operating loss carryback credit for the loss generate during the year ended September 30, 2002. Deferred taxes represent the net change in deferred tax assets and non current deferred tax liability as it related to certain timing differences of book and tax deductions.

Order Position

     Synergx's order position, excluding service, increased to $12.1 million at September 30, 2002 compared to the $7.8 million level at September 30, 2001. The Company expects to fulfill a significant portion of its backlog over the next twelve months. This high level of backlog reflects recent large new orders for several subway complexes which will be deliverable over several years as the projects are released. In addition, the backlog includes $2.2 million of recent orders for communication and announcement systems from several transit car manufacturers, that will be shippable over the next 24 month period. While quotation activity is brisk, there is no assurance when orders will be received and whether the order position will increase. Due to the fact that some of the Company's products are sold and installed as part of larger construction or mass transit projects, there is typically a delay between the booking of the contract and its revenue realization. The order position includes, and the Company continues to bid on, projects that include significant subcontractor labor, (electrical installation performed by others). The Company expects to be active in seeking orders where the Company would act as a prime contractor and responsible for management of the project as well as electrical installation.

Plan of Operations

     During fiscal 2003, management intends to continue to focus on its intensified marketing programs that were begun in 1998 and to continue to contain or monitor fixed overhead as well as to reduce variable costs through improved efficiency and productivity. Management anticipates improved demand for products in 2003 and some improved performance. However, competition remains severe in many of the Company's product categories and demand remains quite low in the Dallas market area due to contraction of computer communication and internet related companies. Longer term, management expects increased demand for the Company's audio-visual, public address, security and other communication products. Enhancements in recent years to Synergx's management information systems and methods of approving and monitoring project costs have improved management's ability to pinpoint waste and/or third party (supplier or customer) cost responsibility.

 Inflation

     The impact of inflation on the Company's business operations has not been material in the past. Casey's labor costs are normally controlled by union contracts covering a period of three years and its material costs have remained relatively stable. However in July of 2002, the Company and its union agreed to a new three year contract that provides for wage/benefits increases of approximately 5% in each year. During 2001, under terms of the previous union contract, certain union members, upon passing certain test requirements, began moving up to higher paying categories that have multiple salary steps per year in excess of the 5% contractual level. In addition, the demand for highly skilled professionals has resulted in the need to assess salary levels in order to remain competitive. It is expected that required salary adjustments will exceed normal increases given in the past. The Company will try to mitigate the effect of these increases in labor costs by price increases, if possible, and expense reductions.


                         Report of Independent Auditors


To the Stockholders and Board of Directors of Synergx Systems Inc. and Subsidiaries

We have audited the accompanying consolidated balance sheet of Synergx Systems Inc. and its subsidiaries as of September 30, 2002 and the related consolidated statements of operations, stockholders' equity, and cash flows for years ended September 30, 2002 and 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated statements referred to above present fairly, in all material respects, the consolidated financial position of Synergx Systems Inc. and its subsidiaries as of September 30, 2002 and the consolidated results of their operations and their cash flows for the years ended September 30, 2002 and 2001, in conformity with accounting principles generally accepted in the United States of America.


December 6, 2002                      MARCUM & KLIEGMAN LLP
New York, NY

                         Part I - FINANCIAL INFORMATION

                      SYNERGX SYSTEMS INC. AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEET

                               SEPTEMBER 30, 2002





ASSETS

CURRENT ASSETS
  Cash and cash equivalents                                             200,000
  Accounts receivable, principally trade, less allowance
     for doubtful accounts of $429,000                                5,030,000
  Inventories                                                         2,437,000
  Deferred taxes                                                        339,000
  Prepaid expenses and other current assets                             394,000
                                                                     -----------
      TOTAL CURRENT ASSETS                                            8,400,000
                                                                     -----------


PROPERTY AND EQUIPMENT -at cost, less
   accumulated depreciation and amortization of $1,241,000              372,000

OTHER ASSETS                                                            154,000

                                                                     -----------
TOTAL ASSETS                                                         8,926,000
                                                                     ===========

See accompanying Notes to the Consolidated Financial Statements

                      SYNERGX SYSTEMS INC. AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEET

                               SEPTEMBER 30, 2002





LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES

   Notes payable - principally to related party                         109,000
   Accounts payable and accrued expenses                              2,658,000
   Deferred revenue                                                     446,000
   Current portion of capital lease obligations                          24,000
                                                                     -----------
         TOTAL CURRENT LIABILITIES                                    3,237,000



   Note payable to bank                                                 848,000
   Notes payable - principally to related party,
    less current portion                                                 52,000
   Capital lease obligations, less current portion                       43,000
   Deferred taxes                                                        11,000
                                                                     -----------
         TOTAL LIABILITIES                                            4,191,000
COMMITMENTS AND CONTINGENCIES                                        -----------

STOCKHOLDERS' EQUITY

  Preferred stock, 2,000,000 shares authorized-
     none issued and outstanding
  Common stock, 10,000,000 shares authorized, $.001
     par value; issued and outstanding 1,874,430 shares                   2,000
  Capital in excess of par                                            5,524,000
  Accumulated Deficit                                                  (791,000)
                                                                     -----------
TOTAL STOCKHOLDERS' EQUITY                                            4,735,000
                                                                     -----------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                            8,926,000
                                                                     ===========

See accompanying Notes to the  Consolidated Financial Statements

                      SYNERGX SYSTEMS INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF OPERATIONS


                                                                   For the Year Ended September 30,
                                                                       2002               2001
                                                                    ----------         ----------
Product sales                                                       10,672,000         14,073,000
Subcontract sales                                                    1,763,000          1,505,000
Service revenue                                                      4,508,000          4,349,000
                                                                    ----------         ----------
Total revenues                                                      16,943,000         19,927,000
                                                                    ----------         ----------


Cost of product sales                                                7,188,000          9,291,000
Cost of subcontract sales                                            1,456,000          1,219,000
Cost of service                                                      3,180,000          3,136,000
Selling, general and administrative                                  5,374,000          5,252,000
Interest expense                                                        89,000            146,000
Depreciation and amortization expense                                  149,000            150,000

                                                                    ----------         ----------
                                                                    17,436,000         19,194,000
                                                                    ----------         ----------
(Loss) Income before (benefit from)
  provision for income taxes                                          (493,000)           733,000

(Benefit from) provision for income taxes:
   Current                                                            (184,000)           334,000
   Deferred                                                            (16,000)           (34,000)
                                                                    ----------         ----------
                                                                      (200,000)           300,000

                                                                   -----------         ----------
Net (Loss) Income                                                     (293,000)           433,000
                                                                   ===========         ==========
Earnings Per Common Share
  Basic (Loss) Earnings Per Share                                       ($0.17)             $0.25

  Diluted  (Loss) Earnings Per Share                                    ($0.17)             $0.24
                                                                         =====              =====

Weighted Average Number of Common Shares Outstanding                 1,704,897          1,704,425

Weighted Average Number of Common and Potential Dilutive
   Common Shares Outstanding                                         1,704,897          1,784,089



See accompanying Notes to the  Consolidated Financial Statements

                      SYNERGX SYSTEMS INC. and SUBSIDIARIES

                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

                 FOR THE YEARS ENDED SEPTEMBER 30, 2002 and 2001


                                           TOTAL
                                       STOCKHOLDERS'             PREFERRED STOCK                    COMMON STOCK
                                          EQUITY             SHARES           AMOUNT          SHARES          AMOUNT
                                    -----------------      -----------     -----------    -------------     ---------
Balance at September 30, 2000           4,350,000              0               0            1,704,430          2,000
                                    -----------------      -----------     -----------    -------------     ---------

Net Income                                433,000
                                    -----------------      -----------     -----------    -------------     ---------
Balance at September 30, 2001           4,783,000              0               0            1,704,430          2,000

Issuance of shares from
   private placement                      238,000                                             170,000              0

Stock option compensation                   7,000

Net (Loss)                               (293,000)
                                    -----------------      -----------     -----------    -------------     ---------
Balance at September 30, 2002           4,735,000              0               0            1,874,430          2,000
                                    =================      ===========     ===========    =============     =========

                      SYNERGX SYSTEMS INC. and SUBSIDIARIES

                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

                 FOR THE YEARS ENDED SEPTEMBER 30, 2002 and 2001
                                  (continued)

                                       CAPITAL          RETAINED
                                      IN EXCESS         EARNINGS
                                       OF PAR          (DEFICIT)
                                      ---------       -----------

Balance at September 30, 2000         5,279,000         (931,000)
                                      ---------       -----------

Net Income                                               433,000
                                      ---------       -----------
Balance at September 30, 2001         5,279,000         (498,000)

Issuance of shares from
   private placement                    238,000

Stock option compensation                 7,000

Net (Loss)                                              (293,000)
                                     -----------      -----------
Balance at September 30, 2002         5,524,000         (791,000)
                                     ===========      ===========

See accompanying Notes to the Consolidated Financial Statements

                      SYNERGX SYSTEMS INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS



                                                                     For the Year Ended September 30,
                                                                         2002               2001
                                                                      --------           --------
OPERATING ACTIVITIES
Net (loss) income                                                     (293,000)           433,000
 Adjustments to reconcile net (loss) income to net cash
     provided by operating activities:
  Depreciation and amortization                                        149,000            150,000
  Stock option compensation                                              7,000
  Deferred tax                                                         (16,000)           (34,000)
  Provision for doubtful accounts                                      101,000            (21,000)
  Changes in operating assets and liabilities:
  Accounts receivable                                                1,326,000           (319,000)
  Inventories                                                         (146,000)            46,000
  Prepaid expenses and other current assets                           (156,000)          (112,000)
  Other assets                                                          (4,000)           (39,000)
  Accounts payable and accrued expenses                               (647,000)           446,000
  Deferred revenue                                                      (8,000)            80,000
                                                                     ----------         ---------
NET CASH  PROVIDED BY OPERATING ACTIVITIES                             313,000            630,000
                                                                     ----------         ---------
INVESTING ACTIVITIES
  Purchases of property and equipment                                 (119,000)          (148,000)
                                                                     ----------         ---------
NET CASH USED IN INVESTING ACTIVITIES                                 (119,000)          (148,000)
                                                                     ----------         ---------
FINANCING ACTIVITIES

  Principal payments on revolving line of credit, long-term
    debt, notes payable and capital lease obligations                 (628,000)          (271,000)
  Proceeds from revolving line of credit and notes payable              98,000             92,000
  Proceeds from private placement                                      238,000
  Notes payable to affiliated companies                                      0           (243,000)
                                                                     ----------         ----------
NET CASH USED IN FINANCING ACTIVITIES                                 (292,000)          (422,000)
                                                                     ----------         ----------

NET (DECREASE) INCREASE  IN CASH AND CASH EQUIVALENTS                  (98,000)            60,000

Cash and cash equivalents at beginning of period                       298,000            239,000
                                                                     ----------         ---------
Cash and cash equivalents at end of period                             200,000            299,000
                                                                     ==========         =========
SUPPLEMENTAL CASH FLOW INFORMATION:

Cash paid during the period for:
     Income taxes                                                      151,000            389,000
     Interest                                                           96,000            145,000

SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING AND FINANCING ACTIVITIES:

During the year ended September 30, 2002 and 2001, the Company incurred no capital lease obilgations for the acquisition of equipment.

See accompanying Notes to the Consolidated Financial Statements

                     Synergx Systems Inc. and Subsidiaries

                   Notes to Consolidated Financial Statements

1. Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at September 30, 2002, and reported amounts of revenues and expenses during the fiscal year. Actual results could differ from those estimates.

Principles of Consolidation

The consolidated financial statements include the accounts of Synergx Systems Inc. (formerly Firetector Inc.) and its subsidiaries, all of which are wholly owned (the "Company"). The principal operating subsidiaries are: Casey Systems Inc. ("Casey"), General Sound (Texas) Company ("GenSound"), and Systems Service Technology Corp. ("SST"). Significant intercompany items and transactions have been eliminated in consolidation. The Company is a subsidiary of Mirtronics, Inc. ("Mirtronics"), an Ontario publicly-held corporation.

At the annual meeting of Firetector Inc. stockholders, held on May 22, 2002, stockholders voted to amend the company's Certificate of Incorporation to change Firetector's name to Synergx Systems Inc.

Business

The Company operates in one industry segment: the design, manufacture, marketing and service of a variety of data communications product and systems with applications in the fire alarm, life safety, transit, security and communications industry.

Revenue Recognition

Product sales include sale of systems, which are similar in nature, that involve fire alarm, life safety and security (CCTV and card access), transit (on board systems) and communication (paging, announcement and audio/visual). Product sales represent sales of product along with the integration of technical services at a fixed price under a contract with an electrical contractor or end user customer (building owner or tenant), or customer agent. Product sales is allocated using a constant gross profit percentage over the entire contract, and is recognized, using the percentage-of-completion method of accounting. The Company utilizes a units-of-work performed method to measure progress towards completion of the contract. The effects of changes in contract terms are reflected in the accounting period in which they become known. Contract terms provide for billing schedules that differ from revenue recognition and give rise to costs and estimated profits in excess billings, and billings in excess of costs and estimated profits. Costs and estimated profits in excess of billing were not material at September 30, 2002 and 2001 and have been included in accounts receivable. There was no billing in excess of costs and estimated profits at September 30, 2002 and 2001.

Subcontract sales principally represent revenues related to electrical installation of wiring and piping performed by others for the Company when the Company acts as the prime contractor and sells its products along with electrical installation. Subcontract sales is also recognized during the entire project using the percentage-of-completion method of accounting as electrical installation is performed at the job site.

Service revenue from separate maintenance contracts is recognized on a straight-line basis over the terms of the respective contract, which is generally one year. Non-contract service revenue is recognized when services are performed.

Reclassifications

Certain accounts in the prior year financial statements have been reclassified for comparative purposes to conform with the presentation in the current year financial statements. These reclassifications have no effect on previously reported income.

Inventories

Inventories are priced at the lower of cost (first-in, first-out) or market and consist primarily of raw materials.

Property and Equipment

Property and equipment are stated at historical cost. Leases meeting the criteria for capitalization are recorded at the present value of future lease payments.

Depreciation and amortization of machinery and equipment and furniture and fixtures are provided primarily by the straight-line method over their estimated useful lives. The Company depreciates machinery and equipment over periods of 3 to 10 years and amortizes leasehold improvements and assets acquired under capitalized leases over the life of the lease or their economic useful life, whichever is shorter.

Other Assets

Other assets are comprised principally of the excess of cost over the fair value of the assets acquired in the acquisition of certain subsidiaries. The excess of cost over the fair value of the assets acquired approximates $104,000 (net of accumulated amortization of $70,000) and relates principally to the 1990 acquisition of GenSound. This amount is being amortized over forty years under the straight line method.

The Company evaluates the periods of goodwill amortization to determine whether later events and circumstances warrant revised estimates of useful lives. The Company also evaluates whether the carrying value of goodwill has become impaired.

Advertising Costs

Advertising Costs are expensed as incurred during the year. Advertising Costs for the years ended September 30, 2002 and 2001 amounted to $23,000 and $26,000, respectively.

Research and Development Cost

Research and development costs are expensed as incurred during the year. Research and development costs for the years ended September 30, 2002 and 2001 amounted to $149,000 and $142,000, respectively.

Income Taxes

The Company accounts for income taxes under Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes". Under SFAS No. 109, the asset and liability method is used to determine deferred tax assets and liabilities based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

Earnings Per Share

SFAS No. 128 "Earnings Per Share" requires companies to report basic and diluted earnings per share ("EPS") computations. Basic EPS excludes dilution and is based on the weighted-average common shares outstanding and diluted EPS gives effect to potential dilution of securities that could share in the earnings of the Company. Diluted EPS reflects the assumed issuance of shares with respect to the Company's employee stock options, non-employee stock options, and warrants.

Cash Equivalents

The Company considers all highly liquid investments with maturities of three months or less when purchased to be cash equivalents.

Concentration of Credit Risk

The Company's operations are located in two large U.S. cities (New York City, New York and Dallas, Texas), each of which is an independent market. The Company grants credit to its customers, principally all of which are general or specialized construction contractors, none of which individually constitutes a significant portion of outstanding receivables. Approximately 84% of such outstanding receivables at September 30, 2002 are due from customers in New York.

At September 30, 2002, the Company had approximately $73,000 based on checks that had not cleared the financial institutions that are subject to insured amount limitations. The Company does not require collateral to support financial instruments subject to credit risk.

Stock Options and Similar Equity Instruments

The Company adopted the disclosure requirements of Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation," for stock options and similar equity instruments (collectively, "Options") issued to employees; however, the Company will continue to apply the intrinsic value based method of accounting for options issued to employees prescribed by Accounting Principles Board ("APB") Opinion 25, "Accounting for Stock Issues to Employees," rather than the fair value based method of accounting prescribed by SFAS No. 123. SFAS No. 123 also applies to transactions in which an entity issues its equity instruments to acquire goods or services from non-employees. Those transactions must be accounted for based on the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measured. (see Note 9).

2. Transactions with Related Parties

Mirtronics is the largest stockholder of the Company. In 1994 and 1995, Mirtronics provided financial assistance to the Company by way of a Letter of Credit in support of the Company's credit facility, further advances to the Company, and an exchange of debt for equity. In connection with this financial assistance, the Company has outstanding warrants to purchase 310,000 shares of the Company's Common Stock, which were issued in 1998, and are exercisable at any time until December 31, 2003 at an exercise price of $1.02 per share.

Notes Payable Principally to Related Party includes $59,000 due to a former officer/director of the Company under a seven year installment promissory note dated January 1, 1997 that bears interest at 4% per annum.


3. Property and Equipment

Property and equipment (including those arising from capital leases) are summarized as follows:


                                                                 September 30,
                                                                      2002
                                                                 --------------
Machinery and equipment                                            $1,422,000
Furniture and fixtures                                                152,000
Leasehold improvements                                                 39,000
                                                                 --------------
                                                                    1,613,000

Less accumulated depreciation and amortization                      1,241,000
                                                                 --------------
                                                                     $372,000
                                                                 ==============

Annual amortization of equipment under capital leases is included with depreciation and amortization expense.

Depreciation and amortization expense related to these assets were $133,000 and $129,000 for the years ended September 30, 2002 and 2001, respectively.

4.  Long-Term Debt

In 1998, the Company entered into a revolving credit facility with Citizens Business Credit Company of Boston, Massachusetts (the "Credit Facility"). The Credit Facility was revised in September 2000 and provides for a $3,000,000 revolving line of credit through December 2004 and carries an interest rate of prime plus 1/4% on outstanding balances (5% at September 30, 2002). The Credit Facility limits capital expenditures to $250,000 in each year. At September 30, 2002, $848,000 was outstanding under this facility. Advances under the Credit Facility are measured against a borrowing base calculated on eligible receivables and inventory. The Credit Facility is secured by all of the assets of the Company and all of its operating subsidiaries.

The Credit Facility includes certain restrictive covenants, which among other things, impose limitations on declaring or paying dividends, acquisitions and capital expenditures. The Company is also required to maintain certain financial ratios. Citizens Business Credit Company of Boston has modified the requirement of one of the ratios for fiscal 2002. At September 30, 2002, the Company was not in default of any of its financial covenants as a result of this modification.

Annual maturities of Loans and Notes Payable are as follows:

                 Bank                    Other Notes             Total
                 Loan                      Payable
              ------------------------------------------------------------
2003         $    --                       $109,000              $109,000
2004              --                         36,000                36,000
2005              848,000                    16,000               864,000
              -------------------------------------------------------------
Total           $ 848,000                  $161,000            $1,009,000



5. Leases

The Company leases certain office and warehouse space under noncancelable operating leases expiring at various times through 2010. In February 2000, the Company signed a new lease for office, manufacturing and warehouse space in Syosset, New York. This lease expires in June 2007.

The Company had a lease for its service center in New York City that was set to expire in August 2003. The Company was able to exercise a six month termination option and terminated its lease in New York City by giving six months notice, which became effective December 5, 2002. The Company entered into a new lease for office and warehouse space in New York City. The new lease became effective August 2002 and runs thru December 31, 2009. The new lease provides for yearly rental of $84,000 during the first year plus expenses with yearly escalation of 2% each year thereafter. Total cost of space over the life of the lease will approximate $631,000.

The Company leases an office and warehouse facility in Richardson, Texas, a suburb of Dallas, pursuant to a lease that was extended in August, 2002 to expire on June 30, 2010 providing for annual rent on a net basis of $50,152 escalating annually to $64,016 in the final year of the lease.

The Company also leases certain office equipment and vehicles under noncancelable capital and operating leases expiring in various years through fiscal 2005.

The following is a schedule of future minimum payments, by year and in the aggregate, under non cancelable capital and operating leases with initial or remaining terms of one year or more at September 30, 2002:

                                                                 Capital Leases   Operating Leases       Total
2003                                                                 $31,000          $398,000         $429,000
2004                                                                  26,000           323,000          349,000
2005                                                                  22,000           333,000          355,000
2006                                                                                   343,000          343,000
2007                                                                                   300,000          300,000
2008                                                                                   155,000          155,000
2009                                                                                   159,000          159,000
2010                                                                                    24,000           24,000
                                                                   ----------------------------------------------
Total minimum lease payments                                         $79,000        $2,035,000       $2,114,000
Less amount representing interest                                     12,000      =============================
                                                                   ---------
Present value of net minimum lease payments (including current
    portion of $24,000)                                             $67,000
                                                                   =========

Rental expense amounted to $366,000 and $343,000 for 2002 and 2001, respectively.

6. Significant Customers

During fiscal 2002 and 2001, no customer accounted for more than 10% of sales.

7. Income Taxes

During the year ended September 30, 2002, the Company recorded a tax benefit of ($200,000) compared to a tax provision of $300,000 for the year ended September 30, 2001. A reconciliation of such with the amounts computed by applying the statutory federal income tax rate is follows:

                                                             Year ended September 30,
                                                               2002            2001
                                                           --------------------------
Statutory federal income tax rate                                34%               34%
Computed expected tax from income                         ($168,000)         $249,000
(Decrease)Increase in taxes resulting from:
State and local income taxes, net of Federal tax benefit    (22,000)           53,000
Nondeductible expenses                                        8,000             8,000
(Decrease) in taxes resulting from
     benefit of future tax deductible items                 (18,000)          (10,000)
(Benefit) Provision                                       ($200,000)         $300,000

The Company provided $13,000 and $14,000 for state and local franchise and capital taxes for the years ended September 30, 2002 and 2001, respectively. These expenses have been included in selling, general and administrative expenses for each of the years presented.

The Company has recorded a current deferred tax asset and a non current deferred tax liability at September 30, 2002 and a current and non current deferred tax asset at September 30, 2001 related to certain accelerated tax deductions or book provisions to be deducted in future tax returns. Management anticipates profitable operations to continue at a level that will result in the utilization of the entire deferred tax asset.

The components of deferred tax assets and liabilities at September 30, 2002 and 2001 consist of the following:

Deferred Tax Assets                                 2002                 2001
-------------------                                 ----                 ----
Allowance for doubtful accounts                   $172,000            $131,000
Inventory reserve                                  120,000             120,000
Depreciation and amortization                                           60,000
Net operating loss carryforward                     47,000                ---
                                                  ---------          -----------
Total deferred tax asset                          $339,000            $311,000
                                                  ========           ===========

Deferred Tax Liabilities
Depreciation and amortization                      $11,000            $   ---
                                                   -------           -----------
Total deferred tax liability                       $11,000            $   ---
                                                   =======           ===========

8. Earnings Per Share

Shown below is a table that presents for 2002 and 2001 the computation of basic earnings per share, diluted earnings per share, weighted shares outstanding, and weighted average shares after potential dilution.


                                                             Year Ended
Basic EPS Computation                                   2002            2001
---------------------                               -------------------------
Net (loss) Income available to common
       stockholders                                  $(293,000)        $433,000
Weighted average outstanding shares                  1,704,897        1,704,425

Basic (loss) EPS                                         $(.17)            $.25
                                                        =======          =======
Diluted EPS Computation
(Loss) Income available to common
  stockholders                                       $(293,000)        $433,000

Weighted-average shares                              1,704,897        1,704,425
  Plus:  Incremental shares from
          assumed conversions
         Employee Stock Options*                                         18,640
         Warrants*                                                       61,024
                                                                         ------
Dilutive potential common shares                         N/A             79,664
                                                     ---------         ---------
    Adjusted weighted-average shares                 1,704,897        1,784,089
                                                     ---------         ---------
    Diluted (loss) EPS                                   ($.17)            $.24
                                                     ==========        =========
*All warrants and options were antidilutive in 2002 and 16,667 warrants were antidilutive in 2001.

9.  Stockholders' Equity

On September 30, 2002, the Company sold 170,000 units ("Units") in a private placement to an unaffiliated investor for $1.40 per Unit. Each Unit consists of one share of Common Stock and one warrant (the "Warrant") to purchase an additional share of Common Stock at $1.40 for a period of 24 months from September 30, 2002.

The Units, Common Stock, Warrants and Common Stock issue able upon exercise of the warrants will be restricted and may not be sold or transferred without registration under or exemption from applicable securities laws. The purchaser will be granted one-time piggyback registration rights.


10.  Employee Stock Options, Options, and Warrants

On April 30, 1997, the Company and its stockholders adopted a nonqualified stock option plan ("1997 Plan"), which was to expire September 30, 2002, except as to options outstanding under the 1997 Plan. Under the 1997 Plan, the Board of Directors may grant options to eligible employees at exercise prices not less than 100% of the fair market value of the common shares at the time the option is granted. The number of shares of Common Stock that may be issued shall not exceed an aggregate of up to 10% of its issued and outstanding shares from time to time. Options vest at a rate of 20% per year commencing one year after date of grant. Issuances under the 1997 Plan are to be reduced by options outstanding under a 1990 nonqualified stock option plan (replaced by the 1997 Plan). In September 2002, the stock option plan was extended to expire on December 31, 2005.

The Company applies the intrinsic value base method of accounting for options issued to employees rather than the fair value based method of accounting. On September 19, 2002, options on 24,083 shares of common stock were extended to December 31, 2005 and the option price remained at $1.00 per share. On December 29, 2000, options on 43,375 shares of common stock were extended for five more years and the option price was reset from $1.00 to $1.03 per share. Stock option compensation expense of $6,743 and $0 for years ended September 30, 2002 and 2001, respectively was recorded to General and Administrative expense in connection with the extension of these options. If the Company had elected to recognize compensation expense based upon the fair value at the grant date for awards under these plans consistent with the methodology prescribed by SFAS 123, the Company's net (loss) income and net (loss) income per share for 2002 and 2001 would be reduced to the pro forma amounts indicated below: 2002 2001 Net
(Loss) Income: As reported $(293,000) $433,000 Pro forma (300,000) 404,000

(Loss) earnings per common share:

       As reported
                                          ($0.17)                  $0.25
           Basic                          ($0.17)                  $0.24
                                           ======                  =====
           Diluted

      Pro forma
          Basic                           ($0.18)                  $0.24
          Diluted                         ($0.18)                  $0.23
                                           ======                  =====

These pro forma amounts may not be representative of future disclosures since the estimated fair value of stock options is amortized to expense over the vesting period for purposes of future pro forma disclosures, and additional options may be granted in future years. The fair value of these options was estimated at the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions for 2002 and 2001, repectively: dividend yield of zero; expected volatility of 45% and 75%, respectively and expected life of 3.25 and 5 years, respectively. The weighted average risk fee interest rates for 2002 and 2001 were 3.22% and 4.64%, respectively. The weighted average fair value of options granted (extended) 2002 and 2001, was $.56 and $.66, respectively.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected price volatility. Because the Company's employees' stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's' opinion, the existing models do not necessarily provide a reliable single measure of the fair value of employee stock options.


10. Employee Stock Options, Options, and Warrants (continued)

Transactions involving stock options are summarized as follows:

                                                                       Weighted Average
                                                                       Exercise Price of
                                       Stock Options Outstanding    Options Outstanding
Balance September 30, 2000                  107,958                         1.04
   Options granted (extended)                43,375                         1.03
   Options expired                          (43,375)                        1.00
Balance September 30, 2001                  107,958                         1.05
   Options granted (extended)                24,083                         1.00
   Option expired                           (30,250)                        1.00
Balance September 30, 2002                  101,791                         1.06

There were 94,791 exercisable options at September 30, 2002 and 93,958 exercisable options at September 30, 2001.
..
The following table summarizes information concerning currently outstanding and exercisable stock options.

                                   Outstanding at          Weighted Average         Exercisable at
Exercise Price                    September 30, 2002      Contractual Life         September 30, 2002
  1.13                                35,000                  2.0 years                 28,000
  1.03                                42,708                  3.3 years                 42,708
  1.00                                24,083                  3.3 years                 24,083

In 1998, the Company granted Mirtronics warrants to purchase 310,000 shares of the Company's Common Stock which are exercisable at a price of $1.02 per share at any time until December 31, 2003. (See Note 2 - Transactions with Related parties)

In May 1995, the Company granted Judson Enterprises, Ltd. 33,334 options to purchase common stock at a price of $3.00 per share in exchange for investment banking services. In April 1997, the Company entered into an agreement to exchange 16,667 of these options for 16,667 new options to purchase common stock at a price of $4.50. These options expired in April 2002 and 16,667 options had expired in May 2000.

On September 30, 2002, the Company issued 170,000 warrants in connection with a private placement. (See Note - 9)


Transactions involving non-employee stock options and warrants are summarized as follows:

                                                                                          Weighted Average
                                                Options and Warrants                     Exercise Price of
                                                     Outstanding                         Options Outstanding
Balance September 30, 2000                            326,667                                  $1.20
Balance September 30, 2001                            326,667                                   1.20
   Warrants expired                                    16,667                                   4.50
   Warrants issued                                    170,000                                   1.40
Balance September 30, 2002                            480,000                                  $1.15

All of these options and warrants were exercisable at the end of the periods indicated in the above schedule.

The following table summarizes information concerning currently outstanding and exercisable non-employee warrants.

                          Outstanding at          Weighted Average            Exercisable at
Exercise Price          September 30, 2002      Contractual Life            September 30, 2002
   1.02                      310,000                 1.3 years                   310,000
   1.40                      170,000                 2.0 years                   170,000

11. Contingencies

In the normal course of its operations, the Company has been or, from time to time, may be named in legal actions seeking monetary damages. Management does not expect, based upon consultation with legal counsel, that any material item exists that will affect the Company's business or financial condition.

12. Other

Approximately 32% of the Company's employees are covered by collective bargaining agreements. On July 20, 2002, the union representing hourly employees and the Company ratified a Collective Bargaining Agreement expiring July 9, 2005, providing for an increase in salaries and benefits averaging approximately 4 1/2% per year over the life of the contract.

Effective January 1, 1996, the Board of Directors instituted a 401K plan for nonunion employees. The plan includes a profit sharing provision at the discretion of the Board of Directors. No profit sharing contribution was authorized in 2002. In 2001 a profit sharing contribution of $44,000 was authorized and charged to expense.

13. Fair Value of Financial Instruments

SFAS No. 107, "Disclosures about Fair Values of Financial Instruments", requires disclosing fair value to the extent practicable for financial instruments which are recognized or unrecognized in the balance sheet. The fair value of the financial instruments disclosed herein is not necessarily representative of the amount that could be realized or settled, nor does the fair value amount consider the tax consequences of realization or settlement.

For certain financial instruments, including cash and cash equivalents, trade receivables and payables, and short-term debt, it was assumed that the carrying amount approximated fair value because of the near term maturities of such obligations. The fair value of long-term debt was determined based on current rates at which the Company could borrow funds with similar remaining maturities, which amount approximates its carrying value.

14.  Authoritative Pronouncements

In July 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141, "Business Combinations". SFAS No. 141 requires the purchase method of accounting for business combinations initiated after June 30, 2001 and eliminates the pooling-of-interests method. The adoption of SFAS No. 141 did not have a significant impact on its financial statements.

In July 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets", which was effective for the Company commencing October 1, 2002. SFAS No. 142 requires, among other things, the discontinuance of goodwill amortization. In addition, the standard includes provisions for the reclassification of certain existing recognized intangibles as goodwill, reassessment of the useful lives of existing recognized intangibles, reclassification of certain intangibles out of previously reported goodwill and the identification of reporting units for purposes of assessing potential future impairment of goodwill. The impact of the adoptions of SFAS No. 142 will result in the Company discontinuing goodwill amortization.

In August 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. SFAS No. 144 changes the accounting for long-lived assets to be held and used by eliminating the requirement to allocate goodwill to long-lived assets to be tested for impairment, by providing a probability weighted cash flow estimation approach to deal with situations in which alternative courses of action to recover the carrying amount of possible future cash flows and by establishing a primary-asset approach to determine the cash flow estimation period for a group of assets and liabilities that represents the unit of accounting for long-lived assets to be held and used. SFAS No. 144 changes the accounting for long-lived assets to be disposed of other than by sale by requiring that the depreciable life of a long-lived asset to be abandoned be revised to reflect a shortened useful life and by requiring the impairment loss to be recognized at the date a long-lived asset is exchanged for a similar productive asset or distributed to owners in a spin-off if the carrying amount of the asset exceeds its fair value. SFAS No. 144 changes the accounting for long-lived assets to be disposed of by sale by requiring that discontinued operations no longer be recognized on a net realizable value basis (but at the lower of carrying amount or fair value less costs to sell), by eliminating the recognition of future operating losses of discontinued components before they occur and by broadening the presentation of discontinued operations in the income statement to include a component of an entity rather than a segment of a business. A component of an entity comprises operations and cash flows that can be clearly distinguished, operationally, and for financial reporting purposes, from the rest of the entity. The effective date for SFAS No. 144 is for fiscal years beginning after December 15, 2001. The Company expects that the adoption of the SFAS No. 144 will not have a significant impact on its financial statements.

On April 30, 2002 the FASB issued SFAS No. 145, "Rescission of FASB No.4, 44 and 64, Amendment of FASB Statement No. 13 and Technical Corrections". SFAS No. 145 eliminates the requirement that gains and losses from the extinguishment of debt be aggregated and, if material, classified as an extraordinary item, net of the related income tax effect and eliminates an inconsistency between the accounting for sale-leaseback transactions and certain lease modifications that have economic effects that are similar to sale-leaseback transactions. SFAS No. 145 is effective for transactions occurring after May 15, 2002. The adoption of SFAS No. 145 did not have a material effect on the Company's operation.

SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities", provides guidance on the recognition and measurement of liabilities for cost associated with exit or disposal activities. The provisions of the Statement are effective for exit or activities that are initiated after December 31, 2002. The Company does not expect that the adoption of SFAS No. 146 will have a material effect on its operations.



SECURITIES TRADING

  Common Stock Nasdaq symbol - SYNX

TRADING RANGES of COMMON STOCK

Quarter Ending         High        Low
December 31, 2000     1.438        0.844
March 31, 2001        1.719        1.000
June 30, 2001         1.469        1.170
September 30, 2001    1.780        1.180
December 31, 2001     2.000        1.200
March 31, 2002        2.950        1.470
June 30, 2002         1.850        1.250
September 30, 2002    1.550        1.160


The above quotations represent inter-dealer prices, without adjustment for retail mark-ups, mark-downs or commissions and do not necessarily represent actual transactions.

RECORD HOLDERS

As of December 14, 2002, there were 463 record holders of Common Stock.

DIVIDENDS

Synergx Systems Inc. has never paid any cash dividends on its Common Stock and the payment of cash dividends is not expected in the foreseeable future. Synergx's loan agreements prevent the payment of dividends. The payment of future dividends will depend on earnings, capital requirements, financial conditions and other factors considered relevant by the Board of Directors.

TRANSFER AGENT OF ALL CLASSES

  American Stock Transfer & Trust Company

GENERAL COUNSEL

  Dolgenos Newman & Cronin LLP
Annual Report on Form 10-KSB

Synergx Systems Inc.'s Report on Form 10-KSB as filed with the Securities and Exchange Commission on December 20, 2002 will provide additional information about Synergx Systems Inc. A copy of the report is available without charge to Stockholders upon request to:

         Corporate Secretary
         Synergx Systems Inc.
         209 Lafayette Drive
         Syosset, New York  11791
         (516) 433-4700


INDEPENDENT AUDITORS

  Marcum & Kliegman LLP

DIRECTORS AND EXECUTIVE OFFICERS

Daniel S.  Tamkin,  Chairman  of the Board,  Chief  Executive  Officer,  General
Counsel,   Audit   Committee;   Executive  Vice  President  of  Forum  Financial
Corporation

Joseph Vitale, President, Director

John A. Poserina, Chief Financial Officer, Secretary, Treasurer and Director

Dennis P. McConnell,  Director, Audit Committee; Dolgenos Newman & Cronin LLP

Henry Schnurbach, Director, Audit Committee, President of  Cantar/ Polyair Inc.

J. Ian Dalrymple, Director

Mark Litwin, Director